Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following descriptions are summaries of the material terms of our second amended and restated certificate of incorporation, amended and restated bylaws, our Public Warrants (as defined below) and of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our second amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement.

General

Our second amended and restated certificate of incorporation authorizes 100,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Our second amended and restated certificate of incorporation authorizes a total of 100,000,000 shares of our Common Stock.

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of our Common Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation or dissolution, the holders of our Common Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our second amended and restated certificate of incorporation authorizes a total of 1,000,000 shares of preferred stock.

Under the terms of the second amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the terms, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Warrants

Public Warrants

Prior to the closing of our business combination with Chardan (the “Business Combination”), we had outstanding 8,622,644 warrants (the “Public Warrants”) which were issued in connection with our initial public offering in April 2020 (the “Chardan IPO”). Each Public Warrant entitles the holder to purchase one-half of one share of our Common Stock at an exercise price of $11.50 per whole share, subject to adjustment. No fractional shares will be issued upon exercise of the Public Warrants. Therefore, the Public Warrants must be exercised in multiples of two Public Warrants.

The Public Warrants became exercisable upon the closing of the Business Combination; provided that we have an effective and current registration statement covering the shares of Common Stock issuable upon the exercise of the Public Warrants and a current prospectus relating to such shares of Common Stock. We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Public Warrants, which was declared effective by the SEC on November 1, 2021. We will use our best efforts to maintain the effectiveness of the registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the Public Warrant agreement. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

We may redeem the Public Warrants:

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in whole and not in part;
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at a price of $0.01 per Public Warrant;
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at any time during the exercise period;
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upon a minimum of 30 days’ prior written notice of redemption;
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if, and only if, the last sale price of our Common Stock equals or exceeds $16.00 per share for any ten trading days within a 30-trading day period ending on the third business day prior to the date on which we send the notice of redemption to the warrant holders; and
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if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If we call the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of Common Stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. Additionally, in no event will we be required to net cash settle the Public Warrants.

Except as otherwise provided in the Public Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Public Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Public Warrant.

Our Public Warrants currently trade on the New York Stock Exchange (the “NYSE”) under the symbol “RCOR.WS.”

Anti-Takeover Effects of Provisions of our Second Amended and Restated Certificate of Incorporation, the Bylaws and Delaware Law

Certain provisions of Delaware law and our second amended and restated certificate of incorporation and our bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our second amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. In addition, our second amended and restated certificate of incorporation provides that, directors may only be removed from our board of directors with cause. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock and our preferred stock is available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our second amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by (i) our board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, (ii) the chairperson of our board of directors, or (iii) our chief executive officer, and special meetings of stockholders may not be called by any other person or persons. Our second amended and restated certificate of incorporation and amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in the amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation precludes stockholder action by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our second amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend certain provisions of our second amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our proposed bylaws, although our proposed bylaws may be amended by a simple majority vote of our board of directors.

Exclusive Venue

Our second amended and restated certificate of incorporation and our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of our Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the proposed bylaws or our second amended and restated certificate of incorporation (as it may be amended and/or restated from time to time), (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine, or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL. Subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. In addition, the foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, these provisions may have the effect of discouraging lawsuits against our directors and officers.